Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIO OF COMBINED FIXED CHARGES AND

PREFERENCE DIVIDENDS TO EARNINGS

	Nine Months Ended September 30, 2009	Year Ended December 31,

		2008	2007	2006	2005	2004
Fixed charges:
Interest expense	$2,000	$21,000	$96,000	$272,000	$533,000	$795,000
Estimated interest portion of rent expense	1,311,000	1,859,000	1,967,000	2,057,000	2,130,000	2,152,000

Total fixed charges	$1,313,000	$1,880,000	$2,063,000	$2,329,000	$2,663,000	$2,947,000

Earnings:
Loss from continuing operations before income taxes	$(21,249,000)	$(36,896,000)	$(35,894,000)	$(23,148,000)	$(24,357,000)	$(23,733,000)
Add: Fixed charges	1,313,000	1,880,000	2,063,000	2,329,000	2,663,000	2,947,000
Amortization of capitalized interest	—	—	—	—	2,000	13,000

Total earnings	$(19,936,000)	$(35,016,000)	$(33,831,000)	$(20,819,000)	$(21,692,000)	$(20,773,000)

Ratio of combined fixed charges and preference dividends to earnings(1)	—	—	—	—	—	—

(1)	For the nine months ended September 30, 2009 and the years ended December 31, 2008, 2007, 2006, 2005 and 2004, the earnings were insufficient to cover fixed charges by $21,249,000, $36,896,000, $35,894,000, $23,148,000, $24,357,000 and $23,733,000, respectively.